 China Mobility Solutions, Inc.
#900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

May 9, 2006

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Mobility Solutions, Inc.
Registration Statement on Form SB-2
First Filed on September 14, 2005
File No. 333-128323

Ladies and Gentlemen:

In connection with the above-referenced matter and the filing of Amendment No. 2 to its above captioned Registration Statement as an officer of China Mobility Solutions, Inc. (the “Company”), I am acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	CHINA MOBILITY SOLUTIONS, INC. /s/ Angela Du
Angela Du, President